May 26, 2021

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonny Oh

Re:

Dear Mr. Oh:

We have received the Staff’s comments on the registration statement filed on Form N-2 on November 19, 2020 (the “Registration Statement”) for John Hancock GA Senior Loan Trust (the “Fund”). The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated December 18, 2020. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. Additionally, the Fund respectfully notes that its shares are not registered under the Securities Act of 1933, as amended (the “1933 Act”), and consequently, based on the Fund being privately placed and not subject to the filing requirements of the 1933 Act, the Fund will not be making any filings under the 1933 Act.

We have, for the convenience of the Staff, repeated below the comments appearing in the Comment Letter followed by the Fund’s response.

Defined terms have the same meanings as used by the Fund in the Registration Statement.

Legal Comments

General

1.	Comment — Please include the facing sheet as reflected in newly amended Form N-2.

Response — The Fund respectfully notes that it included the facing sheet in its initial registration statement that was required by Form N-2 as of the time of filing. As noted above, the Fund is being privately placed and not subject to the filing requirements of the 1933 Act. If the Fund amends its registration on Form N-2 in the future, the Fund will include the facing sheet as reflected in newly amended Form N-2.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

2.	Comment — Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response — As noted, the Fund’s securities will be privately placed in reliance on an exemption from registration under the 1933. The Fund has not relied on Rule 163B.

3.	Comment — Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response — The Fund so notes.

Executive Summary

4.	Comment — In the first sentence of the first paragraph, please disclose the date of organization. See Item 8.1.a of Form N-2.

Response — The Fund will make the requested change.

5.	Comment —In the second paragraph, please clarify that all categories of investors that may purchase the Fund must also be qualified clients within the meaning of the Investment Advisers Act of 1940, as amended (the “1940 Act”).

Response — The Fund will make the requested change.

6.	Comment — Please supplementally confirm what the “GA” in the Fund’s name represents.

Response — Supplementally, the Fund notes that “GA” is an acronym for “general account.” General account refers to certain affiliated general accounts that intend to participate in co-investment opportunities with the Fund pursuant to an order granting exemptive relief to allow such joint co-investment transactions dated June 25, 2019.

7.	Comment — For “Offering” in the “Summary of Key Terms” on page 7, please disclose that Share offerings are based on net asset value and clarify elsewhere in the prospectus, as relevant. Otherwise, the first and only time this is disclosed is in the second paragraph on page 46.

Response — The Fund will make the requested change.

8.	Comment — Consider adding an “Investment Management Fee” row to the “Summary of Key Terms” as in registration statement for John Hancock GA Mortgage Trust on Form N-2 filed on January 17, 2019; File No. 811-23620.

Response — The Fund will make the requested change.

2

9.	Comment — In the sentence preceding the Example on page 8, please provide a cross-reference to the more complete descriptions of the various costs and expenses. See Instruction 1 to Item 3.1 of Form N-2.

Response — The Fund will make the requested change.

Investment Strategy and Process

10.	Comment — The second through fourth paragraphs under “Fees and Expenses” go into detail regarding the calculation, accrual period and payment period for the Performance Fee. Please provide corresponding disclosure for the flat management fee.

Response —The Fund notes that pursuant to the second paragraph under “Fees and Expenses,” the flat management fee is based on the average net assets of the Fund. The Fund will add in the first sentence of the second paragraph the accrual and payment period.

11.	Comment — Please provide a graphic and examples demonstrating the operation of the Performance Fee.

Response — Investors in the Fund will be required to certify that they are “qualified clients.” Recognizing the sophistication of “qualified clients,” the Fund continues to believe this type of disclosure to be inconsistent with current industry practice and not required by Form N-2. Accordingly, the Fund respectfully declines to include a graphic and example demonstrating the operation of the Performance Fee.

12.	Comment — The sixth paragraph under “Fees and Expenses” appearing on page 10 indicates that the Fund will incur organizational expenses. If these expenses are to be paid out of Fund assets, please disclose how they will be amortized and over what period of time. See Item 9.1.f of Form N-2.

Please also confirm that offering expenses are reflected in the fee table and in what line item.

Response — In response to the Staff’s comment, the Fund has included the following disclosure:

Organizational costs will be incurred as an expense at the time of commencement of operations, and remaining offering costs will be amortized over the Fund’s first twelve months of operation.

Supplementally, the Fund confirms that offering expenses are applicable and that they are reflected in the “Other expenses” line item of the fee table.

13.	Comment — The seventh paragraph under “Fees and Expenses” appearing on page 10 refers to a Service Agreement. Please supplementally explain how this expense is reflected in the Fee Table, i.e., Management Fee or Other Expenses.

Response — Supplementally, the Fund confirms that expenses of the Service Agreement are included in the “Other expenses” line item of the fee table.

3

Summary of Principal Terms

14.	Comment — Please provide the address for the “Accountants,” “Custodian,” and “Transfer Agent” on page 16. See Items 20.7 and 9.1.e. of Form N-2.

Response — The Fund will make the requested change.

15.	Comment — Please disclose compensation for the “Placement Agent” on page 16. See Item 9.1.d of Form N-2.

Response — The Fund will make the requested change.

Risk Factors

16.	Comment — The last paragraph under “Loans and Other Indebtedness: Loan Participation and Assignment Risk” refers to investments in derivatives.

Please review the principal investment strategies and principal risks disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments in the principal strategies and the associated principal risks that the fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Please also disclose whether investments in derivatives count toward the 80% test, and if so, how those derivatives are valued for such purposes.

Response — The Fund has reviewed the cited staff letter, the principal investment strategies and the principal risks disclosure. The Fund believes the disclosure is consistent with the cited letter and describes the actual derivative instruments in the principal strategies and associated principal risks.

Additionally, the Fund notes supplementally that investments in derivatives do not count toward the 80% test.

17.	Comment — Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the fund and its investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response — In response to the Staff’s comment, the Fund has included the following disclosure under Risks Associated with the Fund’s Investments:

4

Health Crises. A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions, and affect Fund performance. For example, the novel coronavirus disease (COVID-19) has resulted in significant disruptions to global business activity. The impact of a health crisis and other epidemics and pandemics that may arise in the future, could affect the global economy in ways that cannot necessarily be foreseen at the present time. A health crisis may exacerbate other pre-existing political, social and economic risks. Any such impact could adversely affect the Fund’s performance, resulting in losses to your investment.

The United States has responded to the novel coronavirus (COVID-19) pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act, a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the novel coronavirus (COVID-19) pandemic. In addition, in mid-March 2020, the Fed cut interest rates to historically low levels and promised unlimited and open-ended quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system, establishing swap lines with other major central banks to provide dollar funding, establishing a program to support money market funds, easing various bank capital buffers, providing funding backstops for businesses to provide bridging loans for up to four years, and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

Additionally, the Fund has added the below disclosure as a second paragraph to Interest Rate Risk.

The fixed-income securities market has been and may continue to be negatively affected by the novel coronavirus (COVID-19) pandemic. As with other serious economic disruptions, governmental authorities and regulators are responding to this crisis with significant fiscal and monetary policy changes, including considerably lowering interest rates, which, in some cases could result in negative interest rates. These actions, including their possible unexpected or sudden reversal or potential ineffectiveness, could further increase volatility in securities and other financial markets and reduce market liquidity. To the extent the Fund has a bank deposit or holds a debt instrument with a negative interest rate to maturity, the Fund would generate a negative return on that investment. Similarly, negative rates on investments by money market funds and similar cash management products could lead to losses on investments, including on investments of the Fund’s uninvested cash.

5

Finally, the Fund has added the below disclosure as a second paragraph to Cybersecurity and Operational Risk:

In addition, other disruptive events, including (but not limited to) natural disasters and public health crises (such as the novel coronavirus (COVID-19) pandemic), may adversely affect the Fund’s ability to conduct business, in particular if the Fund’s employees or the employees of its service providers are unable or unwilling to perform their responsibilities as a result of any such event. Even if the Fund’s employees and the employees of its service providers are able to work remotely, those remote work arrangements could result in the Fund’s business operations being less efficient than under normal circumstances, could lead to delays in its processing of transactions, and could increase the risk of cyber-events.

18.	Comment — Disclosure on page 27 states in part that the Fund’s investments may include OID and PIK instruments. If the Fund invests or anticipates investing significantly in these types of securities, then please disclose that fact and incorporate appropriate disclosure into section “II. Investment Strategy and Process” beginning on page 9 and note that the staff may have additional comments.

Response — In response to the Staff’s comment, the Fund has revised the disclosure in section “II. Investment Strategy and Process” to incorporate disclosure regarding original-issue-discount and “payment-in-kind” instruments.

19.	Comment — Please add disclosure after the lists of the Fundamental and Non-Fundamental Investment Restrictions beginning on page 30 to help explain current definitions and the applicable restrictions pursuant to the 1940 Act, i.e., explain how “that term is used in the 1940 Act.”

Response — The Fund will make the requested change.

20.	Comment — In the first sentence of both paragraphs under “Investors of the Fund” on page 31, please delete the first clause of the sentence (“To the best knowledge of the Fund”).

Response — The Fund will make the requested change.

Management of the Fund

21.	Comment — For the Trustee information table beginning on page 31, please add another column for “Other Directorships Held by Director” and include any relevant disclosure in this column rather than in other columns.

Response — The Fund believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 18.1 of Form N-2. Accordingly, the Fund respectfully declines to make changes in response to this comment.

6

22.	Comment — Please note when providing information in a table, you should provide separate tables (or separate sections of a single table) for Trustees who are Interested and Trustees who are Not Interested. See Instruction 2 to Item 18 of Form N-2.

Response — In response to the Staff’s comment, the Fund will create a separate section of the table for the Fund’s Interested Trustee.

23.	Comment — Please provide the “Trustee Compensation” disclosure on page 37 in a table format. See Item 18.13 of Form N-2.

Response — The Fund will make the requested change.

24.	Comment — For “Service Agreement” on page 41, please disclose the compensation arrangement. See Item 19.1.d of Form N-2.

Response — Supplementally, the Fund notes that the compensation to be paid pursuant to the Service Agreement is not fixed. As is disclosed in the Registration Statement and as reflected in the Service Agreement that was included as an exhibit to the filing, the Adviser determines, subject to Board approval, the expenses to be reimbursed by the Fund, including an overhead allocation. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

25.	Comment — At the end of the first paragraph under “Adviser Personnel” on page 41, please disclose the month and year the portfolio managers began service to the fund in lieu of “since registration.”

Response — The Fund will make the requested change.

26.	Comment — For the portfolio manager table on page 42, please update as of the end of the most recently completed fiscal year. See Instruction 1 to Item 21.1 of Form N-2.

Response — The Fund will make the requested change.

27.	Comment — Please clarify in the last sentence under “Proxy Voting Policies and Procedures” on page 44 that the proxy voting record is for the 12-month period ended June 30, not December 31. See Item 18.16 of Form N-2.

Response — The Fund will make the requested change.

Description of the Offering

28.	Comment — Under “Eligible Investors” on page 46, if using defined term “Existing Investor,” please add its definition.

Response — The Fund will make the requested change.

7

29.	Comment — In the paragraph after the bullet point list under “Repurchases of Shares” on page 48, please reconcile the last clause of the last sentence (“may ascertain …”) with the last sentence of item 1 and the first sentence of the second paragraph under item 2 on the next page 49. The initial disclosure cited implies the investor will know the value of the repurchase price, but the latter sections make it clear that when the decision to accept the repurchase is made, it will be without knowing the value to be received for the shares.

Response — In response to the Staff’s comment, the Fund has revised the disclosure as follows:

Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain the current net asset value of their Shares by contacting the Adviser during the period.

30.	Comment — Please reconcile the substance of the second to last bullet point on page 49 with the fact that there is no minimum investment amount associated with investing in the Fund.

Response — The Fund notes supplementally that the reference is not intended to imply a minimum investment requirement, and that the Fund reserves the right to accept investments of any amount. However, the Fund will delete the second to last bullet at the top of page 49.

31.	Comment — In Appendix A, please confirm whether the absence of “Non-U.S. Investor Eligibility Certifications” in part 1 of the Investor Application is appropriate.

Response — Because the Fund privately places its securities pursuant to Regulation D under the 1933 Act and requires all investors to be “accredited investors,” the Fund believes that a Non-U.S. Investor Eligibility Certification, which would traditionally be obtained in connection with a Regulation S offering, is not required in this case. In addition, the Fund notes that the Fund receives notice from any investors that are not United States Persons pursuant to paragraph (c) under “Representations, Warranties and Covenants.” In response to the Staff’s comment, however, the Fund has made certain enhancements to the Application, including additional disclosures with respect to FATCA and a request for Form W-8 (if applicable).

Part C

32.	Comment — Form N-2 does not require an SAI or reference thereto if all information required in the SAI is provided in the prospectus. See Instruction “J. Registration of Additional Securities – B: Statement of Additional Information” to Form N-2.

In order to fully comply with the instruction, please add disclosure to the prospectus in response to Item 22. Brokerage Allocation and other Practices.

Response — The Fund does not expect to incur brokerage expenses. The Fund has added disclosure to this effect.

8

33.	Comment — For Exhibit (2)(a)(1), please revise the name of the document, i.e., is it called a “Certificate of Formation” or “Certificate of Trust”?

Response — If the Fund amends its registration on Form N-2 in the future, the Fund will make the requested change.

Accounting Comments

1.	Comment — With respect to the Fee Table on pages 7 and 8, please add a footnote to “Management Fee” to clarify that in addition to the Management Fee, the Fund also pays the Advisor a Performance Fee and provide a cross-reference to the fuller description of the Performance Fee.

Response — The Fund will make the requested change.

2.	Comment — Please confirm whether the Fund intends to incur acquired fund fees and expenses (AFFE) for the first year. If so, please add a line item for AFFE.

Response —The Fund confirms supplementally it does not intend to incur acquired fund fees and expenses for the first year. Accordingly, the Fund declines to make any changes in response to this comment.

3.	Comment — With respect to “IV. Risks Factors - Senior Loans Risk” on page 17, please supplementally disclose whether the Fund anticipates holding a significant amount of “covenant-lite” loans. If so, please disclose this fact and note that the staff may have additional comments.

Response — Supplementally, the Fund confirms it does not anticipate holding a significant amount of “covenant-lite” loans.

Thank you for your attention to these matters. If you have any questions, please call me at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada

cc:	Ariel Ayanna, Assistant Secretary of the Trust
9